NORTHEAST INVESTORS TRUST

Paying Dividends for Over 60 Years

Quarterly Commentary

First Quarter 2020

Market Recap

The pre-COVID landscape was relatively stable at the start of the year. The U.S. economy continued to grow modestly, expanding 2.1% in Q4. Manufacturing was rebounding, with the Institute for Supply Management's Purchasing Managers Index jumping back over 50 for the first time in five months. Job creation had grown for a record 113th consecutive months in February, while unemployment stood at 3.5%. Simply put: The economy was healthy and the markets agreed. The S&P 500 and Dow Jones averages posted all-time highs in mid-to-late February while credit spreads hovered at historically tight levels.



Q1 2020 FIXED INCOME RETURNS
TOTAL RETURNS
10.5%
-3.0%
-15.0%
-0.4%
-11.6%
Investment Grade
EM
Treasury
National Muni
High Yield

However, news of the pandemic began to trickle into financial markets in late January. As the markets absorbed the real-time information about COVID-19, the widespread economic ramifications soon became apparent, and the floodgates officially opened in late February and early March. In just over three weeks, the S&P 500 and Dow officially reached "bear market" status, with a 27% and 28% decline respectively. The High Yield markets responded in a similar fashion, down over 14% during the second half of Q1, with credit spreads flaring out to double digits.

The ensuing flight to quality powered strong gains in safe haven assets like U.S. Treasuries (+10.5%), while the "risk on" side of the fixed income spectrum struggled, particularly High Yield (-11.6%) and Emerging Markets (-15.0%).

The Yield Curve: The Fed stepped into the fray with two emergency cuts: a 50 bps cut on March 3 and an additional 100 bps cut on March 15. The effects were widespread with the entire yield curve dropping by 1% across the board. The reaction was somewhat muted at the longer end, resulting in a steeper curve and a wider spread between 10-Year and 2-Year Treasuries, which closed at 47 basis points. The yield on the 10-Year fell below 1% for the first time ever.

High Yield: High Yield issuance started strong with $37 billion in January and $28 billion in February. But here too, the effects of coronavirus were marked, with only $3.5 billion in new issuance in March. The trailing 12-month default rate grew to 3.5%, influenced by bankruptcies in energy. High Yield was also hit with a wave of downgrades and an injection of "fallen angels", most notably Ford Motor, which previously held investment-grade status.

Spreads: High Yield credit spreads were historically tight—around 350 bps to Treasuries—at the beginning of Q1. Then businesses and households began shuttering for social distancing, crippling day-to-day business activity. Demand for oil plummeted. West Texas Intermediate went from $60 to $20, eclipsing the lows set during the oil crisis of 2014-2016. High Yield's higher exposure to energy-related securities (12% vs 3% of the S&P 500) left it relatively exposed. This "double whammy" of contagion pushed spreads to double digits in late March. Over the last 25 years, the only other time spreads were above 10% was the global financial crisis. During that time spreads remained above 10% for eight full months, from October of 2008 through the end May of 2009!

Fund Performance

The Trust's primary objective is income and as such has roughly 85% of its portfolio invested in High Yield bonds. Within this space, the Trust continues to use a barbell strategy with over 50% invested in low volatility, short duration, yield-to-call bonds and another 35% at the longer end in core High Yield securities. The Trust also maintains exposure in "special situation" post-bankruptcy bonds and stocks, which comprise roughly 10% of the portfolio.

For Q1, the Trust was down -13.8%, compared to -13.1% for the benchmark, the ICE BAML US High Yield Index. The Trust underperformed the benchmark due mainly to its overweight exposure in out-of-index securities.


SPREADS: HY VS 10-YEAR TREASURY YIELDS
PERCENTAGE %
3
3
2
2
1
1
0
4/1/2019
7/1/2019
9/27/2019
12/27/2019
3/27/2020

Contributors to the Trust's performance:

- Universal Health Services 4.75% 8/1/22—Healthcare
- Unisys Corp. 10.75% 4/15/22—Global information technology company
- XPO Logistics Inc. 6.5% 6/15/22—Global transportation and logistics company

Detractors to the Trust's performance: These names represent a portion of our special situation equities acquired through restructurings. Underperformance was due mainly to technical pressures rather than fundamental issues.

- Parker Drilling Common Stock—Oil and Gas Exploration
- Crestwood Equity Preferred Stock—Midstream Oil and Gas, Limited Partnership
- American Gilsonite—Produces "gilsonite," a naturally occurring hydrocarbon resin used as an additive in oil/gas and other industrial applications.

Additions to Trust: The Trust used the proceeds from called securities to purchase the following securities:

- BMC East LLC 5.5% 10/1/24
- CenturyLink Inc. 7.5% 4/1/24
- Fiat Chrysler Auto 4.5% 4/15/20
- Ford Motor Credit 3.219% 1/9/22
- Ford Motor Credit 3.35% 11/1/22
- Freeport McMoRan Inc. 3.55% 3/1/22
- PulteGroup Inc. 4.25% 3/1/21

Subtractions: The following securities were removed due to calls (early redemptions by issuers):

- Credit Acceptance 6.125% 2/15/21—Full Call
- Builders FirstSource 6.75% 6/1/27—Partial Call
- Griffon Corp. 5.25% 3/1/22—Partial Call
- William Lyon Homes 7% 8/15/22—Full Call
- Brookfield Residential Properties 6.125% 7/1/22—Full Call

S&P Ratings Changes:

- Range Resources 4.875% 5/15/25—Downgrade from BB- to B+
- Ford Motor Credit 3.219% 1/9/22—Downgrade from BBB-to BB+
- Ford Motor Credit 3.35% 11/1/22—Downgrade from BBB-to BB+
- Builders FirstSource 6.75% 6/1/27—Upgrade from BB- to BB+


HIGH YIELD BOND ISSUANCE: 2019 Q2 - 2020 Q1
BILLIONS
$80
$70
$60
$50
$40
$30
$20
$10
$0
$70.4
$68.0
$68.1
$68.5
2019 Q2
2019 Q3
2019 Q4
2020 Q1

Outlook

Uncertainty breeds opportunities—at least for actively managed funds. And right now there are plenty of uncertainties hanging over this economy as states begin to lift some social distancing restrictions. For instance, which parts of the economy will be slow to bounce back and which might thrive? There's also the question of how the massive fiscal and monetary policy response to the crisis might affect the economy in a post-COVID world. Active managers have the freedom to sift through these questions in search of good values. The Trust has an added layer of flexibility.

As the short-duration, yield-to-call securities we've used for ballast roll over, we can use those proceeds selectively. Unlike index funds, which have been forced to add fallen angels to their holdings such as the retailer Macy's, we've been able to pick and choose. We've recently made targeted purchases, such as bonds issued by the telecom CenturyLink yielding 8%, which is roughly what high yield is paying out on average. To learn more about our approach to this space, read our articles on why flexibility is key to High Yield and how High Yield may be a less-volatile alternative to stocks.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeast Investors Trust for more than 30 years.

NORTHEAST INVESTORS TRUST

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); BMonrad@northeastinvestors.com

Read and Listen to Bruce's Recent Takes on...

High Yield & Equities: *northeastinvestors.com/high-yield-as-equity-alternative/*
Investing Amid Covid: *northeastinvestors.com/high-yield-in-the-time-of-coronavirus/*
The Fed: *northeastinvestors/baystate-business-radio-3-25-20/*
The Markets: *northeastinvestors.com/high-yield-update/*

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance.

The ICE BAML U.S. High Yield Index is an unmanaged market value-weighted index comprised of approximately 2,200 domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Issues included in the index have maturities of one year or more and have a credit rating lower than BBB-/Baa3, but are not in default.

Investors should carefully consider investment objectives, risks, charges and expenses. This and other important information about the Trust is contained in the prospectus or summary prospectus, either of which may be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read either one carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.